GRAND TOYS INTERNATIONAL LIMITED.
Room UG 202, Floor UG2
Chinachem Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
Contact:
David Fremed
E-mail: davidfremed@grand.com

FOR IMMEDIATE RELEASE

Grand Toys International announces Board Changes

Hong Kong - July 25, 2007. Grand Toys International Limited (Nasdaq: GRIN) today announced the appointment of Frank K. Au and Ken Fowler as new independent directors of the company and the addition of David Howell as an executive director effective immediately.

Mr. Au is a Managing Director and co-founder of Latitude Capital Group, an Asian boutique investment bank specializing in cross-border China M&A and private placements. Mr. Au is responsible for managing all aspects of deal origination and execution for the Latitude and is based in Latitude's Hong Kong office. Mr. Au currently focuses on covering the technology, general industries and healthcare sectors. Mr. Au also currently serves as a independent Director on the Boards of CDC Games and CDC Mobile, wholly-owned subsidiaries of NASDAQ listed CDC Corporation. Previously, Mr. Au was the Head of Media investment banking team in Greater China for Lehman Brothers Asia. Mr. Au has extensive investment banking experience across all areas of corporate finance including equity and debt capital raising, as well as mergers and acquisition advisory having worked in both Lehman's New York and Hong Kong offices from 1992 to 2000. Mr. Au holds an MBA from Harvard Business School and a BA in Economics/East Asian Studies from Columbia University.

Mr. Fowler is the chief financial officer for Hong Kong International School.  Prior to this, Mr. Fowler had been the chief financial officer for Corgi International Limited (Corgi), a Nasdaq listed entity that designed, manufactured and marketed brand name toys and collectible products.  Prior to joining Corgi, Mr. Fowler served as chief financial officer for DeliriumCyberTouch Corporation, a leading pan-Asian Web solutions company with operations in five Asian countries. He also served as senior vice president of finance for Chinadotcom Corporation (Nasdaq symbol "CHINA"). Prior to Chinadotcom, Mr. Fowler spent seven years with SkyTel Corporation ("SkyTel"), a Nasdaq listed, international wireless messaging service provider (acquired by MCI Worldcom in October 1999).  As head of finance for SkyTel's international operations, Mr. Fowler managed the financial operations for 17 international operations based in Latin America, Asia, and Europe.  Prior to SkyTel, Mr. Fowler spent almost 10 years in the audit and consulting arms of Price Waterhouse (now PriceWaterhouseCoopers) and Ernst & Young, where he provided strategic management consulting services as well as operations and information systems consulting services.  Mr. Fowler received a Masters of Business Administration degree from Vanderbilt University and a Bachelors of Accountancy degree from the University of Mississippi.

Mr. Howell, as previously announced, is taking over from David Fremed as CFO of the Company after the expiration of Mr. Fremed’s term of employment. Mr. Howell was an Executive Vice President and Chief Financial Officer of Radica Games Limited (NASDAQ RADA) from September 1995 through to its acquisition by Mattel Inc. in 2006. He was President Asian Operations from December 1998 to October 2005. He was Vice President and Chief Accounting Officer of Radica Games Limited from January 1994 to September 1995 and a director from January 1994 until May 2005 when he did not stand for re-election to the Board. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. Mr. Howell has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Society of Accountants. Mr. Howell is based in Hong Kong.

Jeff Hsieh, Grand’s CEO, commenting on the changes, stated “we are thrilled that Frank, Ken and David have decided to join the Board of Grand Toys. Frank brings significant capital markets and M&A experience to the company, while Ken brings significant financial experience to the company and will be an excellent Chairman of the Audit Committee. Together with their help, I am confident we can work together to develop a coherent strategy for the company going forward leveraging our core assets and capabilities to maximize shareholder value. I look forward to working with all of our new Directors and am highly confident that they will be able to help the Board set a new more exciting course for the Grand Toys with a high level of corporate governance.”

In addition, Mr. Yip Chung Nam and Ms. Fay Hun Bernadette Quan have resigned from the Board of Grand Toys. Grand Toys appreciates their efforts and we wish them the best success in their future endeavours.”

About Grand Toys International Limited: Grand Toys International Limited is an international company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years. Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.
Additional information on Grand can be found on its website at www.grand.com. Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com. Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and upon information available to Grand Toys as of the date of this press release and are subject to changes in circumstances. Such statements are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. Grand Toys does not have any intention or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Grand Toys cautions you not to place undue reliance upon any such forward-looking statements. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.